UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share,

quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq.	Piotr Korzynski, Esq.
Baker & McKenzie LLP	Baker & McKenzie LLP
452 Fifth Avenue	300 East Randolph Street, Suite 5000
New York, New York 10018	Chicago, IL 60601
(212) 626-4100	(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 14 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs” and, together with the Common Shares, the “Offer Securities”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person—(b) Tender Offer—The Offer” of the Schedule 14D-9 is hereby amended and supplemented to include the following:

On July 10, 2024, Buyer announced that the Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on July 9, 2024 (the “Expiration Time”). The Bank of New York Mellon (the “ADS Tender Agent”) has advised Buyer that, as of the Expiration Time, 37,676,600 ADSs were validly tendered and not properly withdrawn pursuant to the Offer, and DNB Markets, a part of DNB Bank ASA, Sweden Branch, the depositary and paying agent for the Offer with respect to the Common Shares (the “Share Tender Agent”) has advised Buyer that, as of the Expiration Time, 84,755,626 Common Shares had been validly tendered and not properly withdrawn pursuant to the Offer, collectively representing approximately 98.2% of all issued and outstanding Offer Securities as of such time. As a result, the Minimum Tender Condition was satisfied as of the Expiration Time. As the Minimum Tender Condition and each of the other Conditions have been satisfied, on July 10, 2024, Buyer accepted for payment all Offer Securities that were validly tendered and not properly withdrawn pursuant to the Offer.

In accordance with Rule 14d-11 promulgated under the Exchange Act, Buyer has commenced a subsequent offering period (the “Subsequent Offering Period”). The subsequent offering period will expire at 5:00 p.m. New York City time on July 16, 2024, unless extended. All Offer Securities validly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $26.00 per Common Share, in cash, without interest and less applicable withholding taxes and other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Offer Securities during the Subsequent Offering Period are the same as those applicable to the Offer as described in the Offer to Purchase, except that Common Shares and ADSs validly tendered during the Subsequent Offering Period may not be withdrawn.

The Company has requested that the NASDAQ Global Market (“Nasdaq”) suspend trading of Olink ADSs and file a Form 25, Notification of Removal from Listing and/or Registration with the SEC, thereby commencing the process of delisting and deregistering the ADSs. Provided that the criteria for deregistration are met, the Company also intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Certification and Notice of Termination of Registration on Form 15 with the SEC. Following delisting from Nasdaq, ADSs will not be listed or registered on another national securities exchange. Delisting is likely to reduce significantly the liquidity and marketability of any ADSs that have not been tendered pursuant to the Offer or the Subsequent Offer.

On July 10, 2024, Parent issued a press release announcing the results of the Offer and the commencement of the subsequent offer period, a copy of which is filed as Exhibit (a)(5)(T) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following Exhibit (a)(5)(T) below (a)(5)(S) as Exhibit (a)(5)(T).

Exhibit No.	Description
(a)(5)(T)	Press Release issued by Thermo Fisher Scientific Inc., dated July 10, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: July 10, 2024	By:	/s/ Jon Heimer
Name: Jon Heimer
Title: Chief Executive Officer